03003422

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

SUPPL

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	**Date:**	01/29/03
Re:	Exemption No: 82-5037	**Pages:**	4

03 JAN 30 AM 7:21

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Exemption #: 82-5037

January 29, 2003

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated January 28, 2003 regarding the posting of capital restructuring documents to the website. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool

For Immediate Release
Date: January 28, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

POOL POSTS CAPITAL RESTRUCTURING DOCUMENTS TO WEBSITE

Saskatchewan Wheat Pool announced that it has posted to its website (www.swp.com) the indentures for the two new series of notes and the share purchase warrants to be issued under its capital restructuring proposal, along with other principal documents relating to the restructuring.

These documents are summarized in the January 13 Management Information Circular and may be obtained without charge on request from the Pool's Investor Relations and Communications Department.

The following provides further details on how interest rates on the new notes may increase and the minimum amount the company may redeem on the convertible subordinated notes at a discount.

The Senior Subordinate Notes trust indenture indicates that the Notes will bear interest from the closing date of the capital restructuring to July 31, 2005 at the rate of eight per cent per annum. After July 31, 2005 interest could increase up to a maximum of 12 per cent per year based on:

- the rate of a three-year industrial index credit as determined by the Merrill Lynch High Yield Index as of July 31, 2005; and,
- the debt rating assigned to the company at the time by Standard & Poor's Ratings Services.

The Convertible Subordinate Notes first supplemental trust indenture provides that:

- the Notes will accrue interest from the closing date of the capital restructuring to July 31, 2005 at the rate of one per cent per annum;
- after July 31, 2005, the Notes will accrue interest at a rate of eight per cent per annum, provided that the initial increase from one per cent per annum to eight per cent per annum may be deferred on an annual basis if the company's earnings before interest, taxes, depreciation and amortization (EBITDA) in the prior fiscal year (calculated in accordance with Canadian generally accepted accounting principles) is less than $100 million. The EBITDA threshold would be adjusted downward should the company sell any business that contributes to the company's consolidated EBITDA; and

SEC Exemption #: 82-5037

- on or before July 31, 2006, the Convertible Subordinated Notes are redeemable at the option of the company upon 30 days prior notice for an amount equal to 80 per cent of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest. Any redemption must be for at least 50 per cent of the aggregate principal amount of Convertible Subordinated Notes then outstanding.

Saskatchewan Wheat Pool is a publicly traded agribusiness co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, the company's success in restructuring its senior secured debt with its bankers and medium term Noteholders, producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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For more information, please contact:

Media: Dawn Blaus: 306-569-4291
Shareholders: Colleen Vancha: 306-569-4782